

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2012

<u>Via E-mail</u>
Tom Chia
Chief Executive Officer
JuQun, Inc.
P.O. Box 12009
Marine del Rey, CA 90295

> **Re: JuQun, Inc.**
> **Form 10-12G**
> **Filed October 10, 2012**
> **File No. 000-54823**

Dear Mr. Chia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

<u>Item 1. Business, page 3</u>

2. Please revise to quantify your losses for the most recent audited period and disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate here and in the liquidity and capital resources section.

History, page 3

3. We note your disclosure here that "SEC issued an order under Section 12(j) of the 34 Act, suspending TTI's registration of its common shares under the 34 Act." Please revise to explain that trading was suspended pursuant to Section 12(k) of the Securities Exchange Act of 1934 and that TTI's registration of its common stock was <u>revoked</u> as a result of a Section 12(j) order.

4. Please disclose the purpose of the merger between TTI and JuQun.

5. We note your disclosure that "management arranged for the loan of $500,000 to JQ, to be used as working capital." Please revise to state whether you signed a loan agreement and describe the materials terms of this loan. If this is a written agreement and it is material to you, please file it as an exhibit to your registration statement.

6. Please discuss in greater detail how you intend to use the proceeds of the $500,000 loan.

Plan of Operation, page 4

7. We note that your two officers reside in China. Please discuss whether you intend to focus your efforts on identifying a business target in China. If so, please also discuss the risks attendant to merging with a Chinese company.

8. You state on page 14 that you intend to transact business with some of your officers, directors and affiliates. Please revise your plan of operation to discuss how this stated intention fits into your business plan.

Employees, page 5

9. Please revise to state how many employees you have as of the most recent practicable date.

Item 1A. Risk Factors, page 5

10. Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a merger.

The Company will Incur Additional Costs As A Reporting Company, page 5

11. Please provide an estimate of the significant legal and accounting costs referenced in this section.

<u>JQ Does Not Have Full Time Officers and Directors, page 7</u>

12. Please revise to disclose how many hours each week or month your officers and directors will devote to the company.

<u>Item 2. Financial Information, page 7</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7</u>

13. Please revise to disclose your revenues for fiscal year ended August 31, 2011 as well.

<u>Operating Expenses, page 8</u>

14. We note that you expense "$1,000 per month for services proved by the Company's officers." In the Executive Compensation section on page 13, however, you state that you have not paid any compensation to your officers and directors. Please revise for consistency or advise.

<u>Item 3. Properties, page 10</u>

15. We note your disclosure on page F-10 that your officer provided space to you valued at $200 per month. In this section, you state that you neither own nor lease any property. Please revise for consistency. Refer to Item 102 of Regulation S-K.

<u>Item 5. Directors and Executive Officers, page 11</u>

16. Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that they should serve as directors for the company. Refer to Item 401(e)(1) of Regulation S-K.

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence, page 13</u>

17. Please revise this section to describe any related party transactions since the beginning of your last fiscal year. In this regard, we refer you to disclosure on page 8 regarding $175,000 in loans from related parties and on page 15 regarding a $500,000 loan from an officer. Refer to Item 404 of Regulation S-K.

18. Please identify each director that is independent under the independence standards applicable to you or state that you have no independent directors.

<u>Signatures, page 17</u>

19. Please revise the signature block to follow the language set out in Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        Don Davis, Esq.